UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-[ ]

In the Matter of

The Toronto-Dominion Bank

66 Wellington St. West

Toronto, ON, Canada M5K 1A2

TD Bank US Holding Company

1701 Route 70 East

Cherry Hill, NJ 08003

TD Bank, N.A.

2035 Limestone Rd.

Wilmington, DE 19808

Epoch Investment Partners, Inc.

1 Vanderbilt Ave., 23rd Floor

New York, NY 10017

December 20, 2024

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE

PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Jane Langford The Toronto-Dominion Bank TD Tower 66 Wellington Street West Toronto, ON M5K 1A2 Canada jane.langford@td.com	Frederick Wertheim Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 wertheimf@sullcrom.com	Dalia Blass Sullivan & Cromwell LLP 1700 New York Avenue NW Washington, DC 20006 blassd@sullcrom.com

This Application consists of _31_ pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

In the Matter of	:
:
The Toronto-Dominion Bank	:
66 Wellington St. West	:
Toronto, ON MFK 1A2 Canada	:
:
TD Bank US Holding Company	:
1701 Route 70 East	:
Cherry Hill, NJ 08003	:	APPLICATION PURSUANT TO
	:	SECTION 9(c) OF THE INVESTMENT
TD Bank, N.A.	:	COMPANY ACT OF 1940 FOR
2035 Limestone Rd.	:	TEMPORARY AND PERMANENT
Wilmington, DE 19808	:	ORDERS EXEMPTING APPLICANTS
	:	FROM THE PROVISIONS OF SECTION
Epoch Investment Partners, Inc.	:	9(a) OF SUCH ACT
1 Vanderbilt Ave., 23rd Floor	:
New York, NY 10017	:
:
File No. 812-[ ]	:
:

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

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I.	Introduction and Summary of Application

TD Bank US Holding Company (“TDBUSH”), TD Bank, National Association (“TDBNA” and, together with TDBUSH, the “Pleading Entities”), Epoch Investment Partners, Inc. (“Epoch”) and, solely for the purposes of making the representations and undertakings by it set forth in Section IV.I. in this application that apply to it, The Toronto Dominion Bank (“TD Bank” and collectively, the “Applicants”) and collectively, the “Applicants”) each respectfully submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (ii) a permanent order exempting the Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceeding United States of America v. TD Bank, N.A. et al.

The Pleading Entities and TD Bank are parties to this Application, but do not and will not serve as investment advisers, depositors or principal underwriters to any registered investment company, and are not Covered Persons (as defined below). Other than Epoch, no existing company of which either Pleading Entity is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or as principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end investment company, registered unit investment trust (“UIT”), or registered face-amount certificate company (“FACC”) (collectively, “Fund Servicing Activities”). A list of all Funds1 to which Epoch provides Fund Servicing Activities as of the date of this Application is set out in Appendix A to this Application. Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which either of the Pleading Entities is an Affiliated Person and to any other company of which either of the Pleading Entities may become an Affiliated Person in the future (together with Epoch, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.2 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

[1]	The term “Funds” as used herein refers to any registered investment company, ESC or BDC for which a Covered Person currently provides, or may in the future provide, Fund Servicing Activities.
[2]	Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

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II.	Background

A.	Applicants

Each of the Applicants is either a direct or indirect wholly owned subsidiary of TD Bank, an international banking and financial services corporation headquartered in Toronto, Canada. TD Bank is a chartered bank subject to the provisions of the Bank Act (Canada). It is the second-largest bank in Canada and one of the thirty largest banks in the world. TD Bank engages in activities worldwide through four key business lines: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management & Insurance, and Wholesale Banking. TDBNA is part of TD Bank’s U.S. Retail segment; Epoch is part of TD Bank’s Wealth Management and Insurance segment.3

TDBNA, a direct, wholly owned subsidiary of TDBUSH, is a national bank headquartered in Cherry Hill, New Jersey. The bank has over 1,100 branches along the eastern seaboard of the United States, including a large presence in New Jersey, New York, and Florida. TDBNA’s deposits are insured under the Federal Deposit Insurance Act, and the bank is regulated and supervised by the Office of the Comptroller of Currency (“OCC”).

TDBUSH, an indirect, wholly owned subsidiary of TD Bank and a Delaware corporation, is a non-operating holding company that is a direct parent of TDBNA and has oversight over TDBNA’s anti-money laundering (“AML”) compliance program and is accountable for monitoring the effectiveness of the Bank’s AML program pursuant to the Bank Secrecy Act (“BSA”).

Epoch, a direct, wholly owned subsidiary of TDBUSH, a Delaware corporation and an investment adviser registered under the Investment Advisers Act, acts as a sub-adviser to 3 registered investment companies.4 As of October 31, 2024, Epoch had approximately $33.7 billion of regulatory assets under management, of which about $5.5 billion related to its sub-advisory activities for these registered investment companies.

B.	The Information, the Plea Agreements, and the Judgment

On October 10, 2024, the U.S. Department of Justice, Criminal Division, Money Laundering and Asset Recovery Section (“MLARS”) and the United States Attorney’s Office for the District of New Jersey (“the USAO-DNJ”) filed criminal informations in the United States District Court for the District of New Jersey (the “District Court”) charging (A) TDBNA with one count of conspiracy to commit offenses against the United States, in violation of Title 18, United States Code, Section 371, that is, to (1) fail to maintain an adequate AML program, contrary to Title 31, United States Code, Sections 5318(h) and 5322, (2) fail to file accurate Currency Transaction Reports (“CTRs”), contrary to Title 31, United States Code, Sections 5313 and 5324, and (3) launder monetary instruments, contrary to Title 18, United States Code, Section 1956(a)(2)(B)(i) and (B) charging TDBUSH with one count of failing to maintain an adequate AML program in violation of Title 31, United States Code, Sections 5318(h) and 5322 and one count of failing to file accurate CTRs in violation of Title 31, United States Code, Sections 5313 and 5324.

[3]	TDBUSH is a holding company in the United States and, as such, has no operations and does not fall under any of the four segments.
[4]	Until October 25, 2024, Epoch also served as sub-adviser to two series of two additional registered investment companies, Transamerica Funds and Transamerica Series Trust.

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According to the Statement of Facts that serves as the basis for the Plea Agreements (as defined below) (the “Statement of Facts”), between January 2014 and October 2023 (the “Relevant Period”), TDBNA and TDBUSH failed to implement an AML program that complied with the BSA. As a result, according to the Statement of Facts, the Pleading Entities failed to remediate deficiencies in the AML program, including (a) failing to substantively update TDBNA’s transaction monitoring system between 2014 and 2022, and (b) failing to adequately train its AML and retail employees. These failures enabled, among other things, three money laundering networks to launder over $600 million in criminal proceeds through TDBNA between 2019 and 2023. These failures also created vulnerabilities that allowed five branch-level TDBNA employees to open and maintain accounts for one of the money laundering networks.

According to the Statement of Facts, the TDBNA’s senior AML executives knew there were deficiencies in the Pleading Entities’ U.S. AML policies, procedures, and controls. In addition, during the Relevant Period, TDBNA omitted almost all domestic automated clearinghouse transactions, most check activity, and numerous other transaction types from monitoring by its automated transaction monitoring system. Due to this failure, TDBNA did not monitor approximately $18.3 trillion in activity between January 1, 2018, through April 12, 2024. At the same time, TDBNA senior executives established a budget mandate, referred to internally as a “flat cost paradigm,” that set expectations that all budgets, including the AML budget, would be set based on the prior year’s actual spend.

According to the Statement of Facts, the Pleading Entities willfully failed to file accurate CTRs related to one of three money laundering schemes. Da Ying Sze, a/k/a David (“David”), used TDBNA in furtherance of a money laundering and unlicensed money transmitting scheme for which he ultimately pled guilty in 2022.5 David conspired to launder and transmit over $653 million through several banks, of which nearly $470 million was laundered through TDBNA. David intended to bribe TDBNA employees with more than $57,000 in gift cards in furtherance of the scheme. David laundered money through TDBNA by depositing large amounts of cash into accounts opened by other individuals and by instructing TDBNA employees to send wires and issue official checks. TDBNA failed to identify David as the conductor of transactions in over 500 of the CTRs TDBNA filed for transactions in which he participated, totaling over $400 million in transaction value.

[5]

See Press Release, United States Attorney’s Office District of NJ, Queens Man Admits Orchestrating $653 Million Money Laundering Conspiracy, Operating Unlicensed Money Transmitting Business, and Bribing Bank Employees (Feb. 22, 2022), https://www.justice.gov/usao-nj/pr/queens-man-admits-orchestrating-653-million-money-laundering-conspiracy-operating

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According to the Statement of Facts, five former TDBNA employees provided material assistance, often in return for a fee, to a second money laundering scheme. In violation of TDBNA’s policies and their training, these five former employees at TDBNA branches in New Jersey and Florida opened accounts and issued dozens of ATM cards for the money laundering networks, which these networks used to transmit funds from the United States to Colombia through high volume ATM withdrawals. Through the accounts the five former employees opened, the money laundering networks laundered approximately $39 million through TDBNA. The Pleading Entities did not identify the role the five former employees played until law enforcement arrested one of the employees in October 2023.

According to the Statement of Facts, from March 2021 through March 2023, another money laundering network that purported to be involved in the wholesale diamond, gold, and jewelry business maintained accounts for at least five shell companies at TDBNA and used those accounts to move approximately $123 million in illicit funds through TDBNA. Since their account openings in 2021, TDBNA knew that these shell companies were connected because they shared the same account signatories. TDBNA did not file a Suspicious Activity Report (“SAR”) on this money laundering network until law enforcement alerted TDBNA to its conduct in April 2022. By that time, the accounts had been open for over 13 months and had been used to transfer nearly $120 million through TDBNA.

Each of the Pleading Entities has agreed to resolve the action brought by MLARS and USAO-DNJ through a plea agreement presented to the District Court on October 10, 2024 (the “Plea Agreements”). Under the Plea Agreements, each Pleading Entity agreed to enter a plea of guilty to the charge set out in the Information. In addition, each Pleading Entity has made an admission of guilt to the District Court. Sentencing occurred November 7, and the District Court entered a judgment against each Pleading Entity that requires remedies that are the same as those set forth in the Plea Agreements.

According to the Plea Agreements, each of the Pleading Entities agrees:

(1) to abide by all terms and obligations of the Plea Agreement;

(2) that in the event that, during the term of the Plea Agreements (i.e., the period from October 10, 2024 to five years from the date the independent compliance monitor is retained by the Pleading Entities), the Pleading Entity undertakes any change in corporate form, including if it sells, merges, or transfers business operations that are material to its consolidated operations, or to the operations of any subsidiaries, branches, or affiliates involved in the conduct described in the Statement of Facts, as they exist as of the date of the Plea Agreements, whether such transaction is structured as a sale, asset sale, merger, transfer, or other change in corporate form, it shall include in any contract for sale, merger, transfer, or other change in corporate form a provision binding the purchaser, or any successor in interest thereto, to the obligations described in the Plea Agreements;

(3) to continue to cooperate fully with MLARS and the USAO-DNJ in any and all matters relating to the conduct, individuals, and entities described in the Plea Agreements and the Statement of Facts as well as any other conduct, individuals, and entities under investigation by MLARS or the USAO-DNJ at any time during the term of the Plea Agreements, until the later of the date upon which all investigations and prosecutions arising out of such conduct are concluded, or the end of the term of the Plea Agreements;

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(4) that, should the Pleading Entity learn of any evidence or allegation of conduct by the Pleading Entity, its affiliates, or their employees that may constitute a violation of federal criminal law, the Pleading Entity shall promptly report such evidence or allegation to MLARS and the USAO-DNJ in a manner and form consistent with local law; and

(5) that any fine, forfeiture, or restitution imposed by the District Court will be due and payable as specified in the Plea Agreements, and that any forfeiture or restitution imposed by the District Court will be due and payable in accordance with the District Court’s order.

The monetary penalties and forfeiture under the Plea Agreements total approximately $1.9 billion.

C.	Other Orders and Investigations

FRB Order

The Federal Reserve entered a cease-and-desist order and order of assessment of a civil monetary penalty (the “FRB Order”) on October 9, 2024 against TD Bank, TDBUSH and TD Group US Holdings, the direct parent of TDBUSH and the ultimate U.S. holding company for TD Bank’s U.S. operations (“TDGUS”), under Sections 8(b) and 8(i)(2)(B) of the Federal Deposit Insurance Act. The FRB Order requires TD Bank, TDBUSH and TDGUS to (i) submit written plans to oversee remediation; (ii) retain a third party to assess the effectiveness of corporate governance, board and U.S. management structure, and staffing needs; (iii) establish a U.S. remediation office; (iv) submit compliance programs that include relocation of BSA and AML compliance functions to the U.S.; (v) to appoint an independent consultant to conduct an assessment of the BSA and AML programs; (vi) prior to paying dividends or buying back shares, obtaining the certification of the board of directors that TDBNA have sufficient resources to conduct remediation; and (vii) not re-hire employees involved in misconduct. The civil money penalty associated with the FRB Order amounts to $123.5 million.

FinCEN Order

On October 10, 2024 the Financial Crimes Enforcement Network (“FinCEN”) entered into a consent order with TDBNA and TD Bank USA, National Association, a national bank and wholly owned direct subsidiary of TDBUSH (“TDBUSA”), concerning violations of the BSA, including the failure to maintain an adequate AML program, 31 U.S.C. § 5318(h)(1) and 31 C.F.R. § 1020.210(a), and the failure to file Suspicious Activity Reports (“SAR”) and CTRs, 31 U.S.C. § 5318(g) and 31 C.F.R. § 1020.320, and 31 U.S.C. § 5313 and 31 C.F.R. § 1010.311, respectively (the “FinCEN Order”). The FinCEN Order requires TDBNA and TDBUSA to (i) engage an independent monitor and cooperate with monitorship requirements; (ii) retain a SAR lookback consultant to conduct a SAR lookback review; (iii) appoint an independent consultant to conduct an assessment of TDBNA’s AML programs (iv) permit the monitor to assess TDBNA’s accountability review process; and (v) continue to cooperate fully. The civil money penalty imposed under the FinCEN Order is $1.3 billion.

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OCC Order

On October 10, 2024 the OCC entered into a consent order with TDBNA and TDBUSA under 12 C.F.R. § 21.21, 12 C.F.R. § 21.11, 31 C.F.R. § 1010.312 and 31 C.F.R. § 1020.210(a)(2)(v), concerning violations of the BSA, including the failure to maintain a compliant AML program, the failure to file SARs and CTRs in accordance with law and regulations and the failure to conduct customer due diligence as required by law and regulation (the “OCC Order”). The OCC consent order requires TDBNA and TDBUSA to (i) appoint a compliance committee to oversee compliance with the order; (ii) submit BSA and AML action plans to address the required remediation; (iii) appoint an independent consultant to conduct an assessment of the BSA and AML programs; (iv) cap assets of TDBNA and TDBUSA at their assets as of September 30, 2024; (v) prior to paying dividends or buying back shares, obtain the certification of the board of directors that TDBNA and TDBUSA have sufficient resources to conduct remediation; (vi) after submitting and receiving approval from the OCC for new policies for risk evaluation, not offer new medium to high risk products or services, open new stores, or enter new markets without receiving a notice of no supervisory objection from the OCC; (vii) ensure that TDBNA and TDBUSA maintain a qualified BSA officer with sufficient resources and support; (viii) develop and implement effective BSA and AML training programs; (ix) develop and implement BSA and AML internal control programs; (x) develop and implement an effective customer due diligence program to ensure appropriate collection and analysis of customer information when opening new accounts, when renewing or modifying existing accounts, and when there is event-driven information indicating it would be prudent to obtain updated information in order to understand the nature of the customer relationship and maintain an accurate customer risk profile; (xi) develop and implement effective suspicious activity monitoring and reporting programs to ensure the timely and appropriate identification, review, and disposition of unusual activity, and the filing of SARs; (xii) develop and implement effective independent BSA and AML testing programs; (xiii) retain SAR lookback consultants and conduct SAR lookbacks; and (xiv) not re-hire employees involved in misconduct. The consent order also requires the boards of TDBNA and TDBUSA to ensure TDBNA and TDBUSA implement these corrective actions. The civil money penalty in connection with the OCC Order totals $450 million.

D.	Epoch’s AML and Compliance Functions

Financial Crimes Prevention and Anti-Money Laundering

Epoch’s AML compliance team that directly supported Epoch prior to July 2024 and that continues to support Epoch was and is located in the United States. Until a third team member was added recently, this team consisted of two people, a senior manager and an analyst. Prior to July 2024, Epoch’s team had dual reporting lines to Canada and the United States, each of which is addressed in turn below. As required by the FRB Order, beginning in July 2024, Epoch’s AML compliance is now overseen entirely out of the United States through the new U.S. Financial Crimes Risk Management unit (“FCRM”).6

[6]

Among other things, the FRB Order requires “the relocation to the United States of the part of the Firm’s global compliance function that is responsible for establishing and maintaining compliance with the BSA/AML Requirements by the Firm’s branches, affiliates, and global business lines.”

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Canadian Reporting Lines Prior to July 2024

Epoch’s AML compliance team reported into the Canada-based Associate Vice President of AML, Wealth and Insurance. The Associate Vice President of AML, Wealth and Insurance reported to the Head of AML, Wholesale, Wealth, Insurance and Corporate from September 2019 to June 2021, and to the Head of AML Canadian Banking and Information Technology Strategies and Solutions (“ITSS”), Wealth and Insurance from July 2021 to January 2024.7 In January 2024, the Associate Vice President of AML, Wealth and Insurance began reporting to the U.S.-based Head of AML, TD Securities USA LLC (“TDS”), Wealth and Insurance, who had dual reporting lines to the Chief AML Officer and the Vice President, BSA Officer & Head of AML, U.S. Personal & Commercial (“P&C”). The Head of AML Canadian Banking and ITSS, Wealth and Insurance reported to TD Bank’s Chief AML Officer.

United States Reporting Lines Prior to July 2024

Epoch’s AML compliance team reported to the U.S.-based Head of Global Anti-Money Laundering (“GAML”) Advisory P&C. The Head of GAML Advisory P&C reported to the Vice President, BSA Officer & Head of AML, U.S. P&C. The Vice President, BSA Officer & Head of AML, U.S. P&C reported to the Chief AML Officer.

Current Reporting Lines and FCRM

As of July 2024, and as required by the FRB Order, Epoch’s AML compliance team reports into a newly formed US based AML function (described further below) and does not have dual reporting lines.8

[7]

When the former Head of AML, Wholesale, Wealth, Insurance and Corporate left the position in June 2021, the function performed by that role was temporarily split between two positions, with the Wealth and Insurance side reporting to the Head of AML Canadian Banking and ITSS, Wealth and Insurance and the Wholesale and Corporate side reporting to the Head of AML, Wholesale and Corporate. As of January 2024, the function was reconsolidated into one position, the Head of AML, TDS, Wealth and Insurance.

[8]

The individuals who held the Canada-based roles of Associate Vice President of AML, Wealth and Insurance; Head of AML Canadian Banking and ITSS, Wealth and Insurance; and Head of AML Wholesale and Corporate are still employed by TD Bank, but no longer have responsibilities with respect to Epoch. The former Head of AML Canadian Banking and ITSS, Wealth and Insurance is now the Vice President, Head of AML, FCRM Canadian Banking. In addition, the individual who held the U.S.-based role Head of AML, TDS, Wealth and Insurance is still employed by TD Bank in the role of Vice President, Global Head of FCRM TDS Business Oversight and is not involved in oversight of Epoch.

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As discussed further below, the U.S.-based senior leadership of TD Bank’s AML function has been completely overhauled, including with respect to the other roles listed above. In addition, the current Chief AML Officer joined TD Bank in November 2023, after the occurrence of the misconduct underlying the plea agreements. As part of the adoption of the FCRM program structure, the function performed by the Vice President, BSA Officer & Head of AML, U.S. P&C was transitioned to the Senior Vice President, U.S. Head of FCRM and BSA/AML Officer, who likewise joined TD Bank recently (approximately one month to one year ago) and after the occurrence of the misconduct underlying the plea agreements.9 The function performed by the Head of GAML Advisory P&C also was recently transitioned to the Head of FCRM Oversight for Retail and Wealth, who joined TD Bank in July 2024 after the occurrence of the misconduct underlying the plea agreements.

FCRM is responsible for financial crimes prevention and AML compliance of the U.S. businesses of TD Bank including Epoch. FCRM is a recently revised version of the former AML function in the United States and is intended to enhance financial crimes and AML detection and prevention efforts. The senior leadership of the U.S. AML function, including FCRM, has been completely overhauled after the conduct underlying the Plea Agreements was discovered. Specifically, the U.S. Head of FCRM and BSA/AML Officer, and the Head of FCRM Oversight for Retail and Wealth, are new employees who joined TD Bank recently and in all cases after the occurrence of the misconduct underlying the Plea Agreements, and the Head of U.S. FCRM Business Oversight is new in his particular role since approximately one year ago and after the occurrence of the misconduct underlying the Plea Agreements. The BSA/AML Head oversees a team of over 700 full-time-employees in the United States, who are responsible for all detection, investigation, reporting, know your customer (“KYC”) and enhanced due diligence activities. The Head of FCRM Oversight for Retail and Wealth leads a team that is dedicated to the U.S. Wealth business lines, including Epoch. That team is responsible for advising the business in identification of legal, reputational, and compliance risks and solutions relating to AML.

As part of the U.S. Wealth program, Epoch is subject to the applicable policies and standards maintained by U.S. FCRM. Epoch also maintains its own procedures to prevent, to the extent reasonably possible, financial crimes, including money laundering, from being conducted against or by clients. Epoch’s policies are risk-based and reasonably designed to assure and monitor compliance with applicable BSA/AML requirements.10 Because Epoch does not serve as a custodian for the assets of its clients and does not have physical custody of client funds or

[9]

Prior to this transition, the current Executive Vice President, TD Bank, Legal Department, US Disputes & Investigations, Privacy & Financial Crimes held the role of Vice President, BSA Officer & Head of AML, U.S. P&C on an interim basis from May 2023 to December 2023 to facilitate the remediation of the conduct underlying the plea agreements.

[10]

While the compliance date is not until January 1, 2026, Epoch’s AML program includes the four key elements included in the final rule adopted by FinCEN: (a) adopting and implementing internal policies and procedures which are risk-based and commensurate with the risks of its services and clients; (b) designating a compliance officer for AML; (c) establishing employee training; and (d) implementing an independent audit function. See Financial Crimes Enforcement Network: Anti-Money Laundering/ Countering the Financing of Terrorism Program and Suspicious Activity Report Filing Requirements for Registered Investment Advisers and Exempt Reporting Advisers , 31 CFR 1010, August 28, 2024 (“IA AML Rule”), Epoch is reviewing the IA AML Rule to determine what, if any, additional enhancements should be made to its AML policies and procedures.

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securities at any time,11 its AML procedures are largely focused on KYC and sanctions screening requirements. In the United States, Epoch’s relationship management team, working with Epoch’s Compliance Department as discussed below, is responsible for obtaining the necessary documentation to satisfy its AML, KYC and sanctions obligations for newly on-boarded clients. Epoch on-boards an average of only six clients a year (based on the last five years), all of which are institutional. On a daily basis, all Epoch clients are screened against a number of AML and sanctions databases. Epoch does not use the transaction monitoring system utilized by TDBNA.

Epoch’s AML procedures include processes for identifying and reporting suspicious activity, terminating client relationships based on unacceptable levels of financial crime risk, and complying with recordkeeping requirements. Any AML issues are promptly brought to the attention of Epoch senior management. Epoch also provides on a monthly basis a report that lists all client accounts for FCRM’s review. To the extent Epoch has significant AML-related issues or events, they would be escalated to FCRM. Epoch also completes a client risk scorecard for institutional accounts and reviews existing accounts based on the clients’ risk rating. In addition, TD Bank conducts an enterprise-wide Money Laundering, Terrorist Financing, and Sanctions Risk Assessment, for which Epoch provides information with respect to its customer risk, product and service risk, transactional risk, delivery channel risk, geographic risk, and emerging risk. Epoch also provides information relating to its AML and sanctions controls so their effectiveness can be evaluated.

Epoch’s AML program is reasonably designed and resourced to satisfy its AML obligations given the nature and scope of its business, and Epoch is committed to implementing relevant improvements stemming from enterprise wide remediations. Epoch has received additional resources as necessary. For example, in 2022 Epoch retained a third-party PCAOB registered firm to perform annual quality assurance reviews of its AML program.

Epoch is also subject to TD Bank’s enterprise-wide Sanctions and Anti-Bribery, Anti-Corruption (“ABAC”) programs within FCRM. The global sanctions team works to ensure compliance with applicable anti-terrorism, economic and trade sanctions and export control laws and regulations in all jurisdictions where TD Bank operates. In addition, the program provides oversight, direction and guidance on TD Bank’s FCRM screening systems, including decentralized screening systems, to ensure regulatory expectations are met. Epoch receives direct sanctions and ABAC coverage through the U.S. Office of Foreign Assets Control (“OFAC”) and ABAC Risk Management team. The heads of the global Sanctions and ABAC program and of the OFAC and ABAC Risk Management team are new within the past year.

[11]

Epoch is deemed to have custody over the assets held in the private funds for which it serves as managing member (approximately $104 million as of September 30, 2024). For such private funds Epoch has designated a qualified third-party custodian to custody all assets of each fund and to maintain the official books and records of each fund. Further, Epoch complies with the conditions for the audit exception in the Custody Rule (see 17 C.F.R. § 275.206(4)-2(b)(4)).

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Compliance

Epoch has its own dedicated Compliance Department which is responsible for setting compliance standards, overseeing regulatory matters, addressing client imposed portfolio guidelines or restrictions, and implementing internal compliance policies and procedures. This includes proactively monitoring and communicating compliance issues and risks to Epoch’s senior management and its employees and conducting annual compliance training. The Compliance Department advises the business and helps ensure that sufficient policies and procedures are in place to comply with regulations.

Epoch has a compliance team consisting of four individuals: the Chief Compliance Officer, the Deputy Chief Compliance Officer, a Vice President, and an additional compliance individual. Epoch’s Chief Compliance Officer reports directly into TD Bank’s Head of U.S. Wealth Compliance who reports to the TD Bank U.S. Chief Compliance Officer who in turn reports to the TD Bank Global Chief Compliance Officer. All three of these are new employees who joined TD Bank recently and in all cases after the occurrence of the misconduct underlying the Plea Agreements. The Compliance Department is supported by other departments to enhance the effectiveness of monitoring activities.

As noted above, the Compliance Department works closely with Epoch’s client relationship management team to obtain the necessary documentation to satisfy its AML, KYC, and sanctions obligations. Epoch’s policies state it will not accept a client account without a signed investment management agreement and proper identification documentation. On a daily basis, all Epoch clients are screened against a number of AML and sanctions databases.

Third-Party Review of AML and Compliance

As mentioned above, Epoch has also engaged an independent third party12 to perform annual quality assurance on its AML policies, procedures, and internal controls. This third-party firm13 has performed evaluations of the design and operating effectiveness of Epoch’s controls for calendar years 2022 and 2023.14 Through its 2023 evaluation, the firm found that Epoch (1) maintained written AML policies, procedures, and internal controls that are reasonably designed to prevent the funds it sub-advises from being used for money laundering or the financing of terrorist activities and to achieve compliance with the BSA and its implementing rules; (2) conducted mandatory annual training attended or viewed by all employees to discuss key compliance policies and procedures; (3) outlined the AML Compliance Officer’s job responsibilities in writing; and (4) on-boarded one new account in compliance with Epoch’s new account procedures, which include AML requirements.

[12]	As noted above, the IA AML Rule, see supra note 9 requires investment advisers to implement an independent audit function.
[13]

The firm is an AICPA and PCAOB registered CPA firm that provides a range of audit, assurance and consulting services specifically designed to support investment advisers in providing transparency and assurance to clients.

[14]	The firm intends to conduct a similar evaluation for calendar year 2024.

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III.	Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered UIT or registered FACC if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as a broker, dealer or bank, among other things. Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreements have the effect of precluding Epoch from acting as an investment adviser or sub-adviser for any Fund that is a registered open-end investment company, UIT or FACC. The Plea Agreements would result in a disqualification of Epoch for ten years under Section 9(a)(3) because the Pleading Entities are Affiliated Persons of Epoch within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to any Fund.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant [an] application [for relief from the prohibitions of subsection 9(a)], either unconditionally or on an appropriate temporary or other conditional basis, if it is established [(i)] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [(ii)] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application.” In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in the conduct that serves as the basis for the disqualification under Section 9(a) and whether such conduct has been remedied.15

[15]	See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

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IV.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert that, absent relief, the prohibitions of Section 9(a) would be unduly or disproportionately severe, and that the conduct described in the Statement of Facts (the “Conduct”) did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption. In support of this assertion, Applicants state the following:

A.	The Limited Scope of Misconduct

The Conduct did not involve any of the Applicants acting as an investment adviser, depositor or principal underwriter for any Fund.16 The Conduct similarly did not involve any Fund with respect to which Epoch engages in Fund Servicing Activities. Barring Epoch from providing Fund Servicing Activities as a result of Conduct in which Epoch played no part would be unduly and disproportionately severe.

The Conduct was confined to TDBUSH and TDBNA. It involved (i) deficiencies in the AML program maintained by TDBUSH and TDBNA, and (ii) three money laundering schemes that took advantage of TDBNA to launder money for illicit activities. With respect to (i), Epoch has its own AML policies and procedures as discussed in Section II.D above, which are designed to meet its current legal and regulatory obligations and are suited to its business. In addition, Epoch’s activities are not subject to the Pleading Entities’ transaction monitoring system. With respect to (ii), the three money laundering schemes at issue in the Conduct operated their money laundering activities through TDBNA and did not have any relationship with Epoch. The five former employees involved in one of the schemes were employees of TDBNA and did not engage in any activities on behalf of Epoch.

As described above, as part of the Plea Agreements and other resolutions, TDBUSH and TDBNA will be required to take remedial measures to enhance the AML program such that it meets the minimum requirements of the BSA. TD Bank is committed to promoting a culture of compliance and is committed to continuing to implement enhancements to its policies and procedures.

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”17 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations as are the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended

[16]	As noted above, the Pleading Entities do not engage, have not engaged, and will not engage in Fund Servicing Activities.
[17]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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that a Fund would have to be deprived of its management or distribution because of charged violations that do not relate in any way to Fund Servicing Activities. In the absence of improper practices relating to their Fund Servicing Activities, therefore, Applicants submit that Section 9(a) should not operate to bar Epoch from serving the Funds and their shareholders. In short, the conduct of Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of Epoch to continue providing investment advisory services to Funds would result in the Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to Epoch because those disqualifications would deprive the Funds of the sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Those services include, among other things, the oversight of a Fund’s investment programs, selection of securities and broker-dealers and reports to a Fund’s board of directors or trustees. Furthermore, permitting the Section 9(a) disqualifications to apply to Epoch would result in the termination of sub-advisory relationships that the Funds’ boards (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Funds. Several of the Funds’ names include Epoch’s name; investors in such Funds may have specifically invested in such funds on the basis of this sub-adviser relationship.

Epoch and its predecessor entities have been advising investment companies for two decades. Prior to 2009, Epoch was the investment adviser for four funds. In 2009, these funds were merged into new series of a trust managed by New York Life Investment Management LLC, and Epoch became the sub-adviser. One of these series was subsequently liquidated. Also in 2009, Epoch was appointed sub-adviser for another series of this trust and for a series of New York Life Investments VP Funds Trust. In 2017, Epoch was appointed sub-adviser to the fifth series that it currently sub-advises of the New York Life Investment Funds Trust and a second series of New York Life Investments VP Funds Trust. Additionally, Epoch has sub-advised the John Hancock Fund III Global Shareholder Yield Fund series since February 2007. Epoch or its predecessor advisory affiliates also sub-advised the Transamerica International Focus series and Transamerica International Focus VP series from 2018 until October 25, 2024.

As a result of these longstanding relationships, Epoch has developed a familiarity and expertise with each particular Fund’s operations, and replacing Epoch with other sub-advisers would result in inefficiencies and potential investment losses during a transition period that would be completely unwarranted as a result of Conduct unrelated to any Funds. Further, a replacement sub-adviser may not be willing to provide the same sub-advisory services as Epoch for comparable fees.

Uncertainty caused by prohibiting Epoch from continuing to serve the Funds in a sub-advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders and lead to adverse tax consequences for shareholders.

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In addition, although successor sub-advisers could replace Epoch, disqualifying Epoch could result in substantial costs to the Funds and others because of the need to obtain board approvals of new sub-advisory agreements with the new sub-adviser. Specifically, costs associated with the disqualification would include costs related to: (1) identifying a suitable successor sub-adviser, including performing due diligence on such potential successor; (2) calling a special meeting (or meetings) of the boards of directors or trustees of the Funds (“Boards”); (3) preparing, printing and mailing information statements to all shareholders; (4) commissions or transaction charges that would be incurred if a new sub-adviser made changes to the existing portfolio holdings of the Funds; and (5) the potential realization of capital gains by the shareholders of the Funds that result from changes to the portfolios by any new sub-advisers. In addition, the Funds would have to expend time and other resources to engage their preferred substitute sub-advisers and principal underwriters and negotiate terms.

The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

C.	Adverse Effect on Applicants

If Epoch were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on its businesses and employees would be severe. Epoch has committed substantial capital and other resources to establishing expertise in sub-advising Funds with a view to continuing and expanding this business, which is considered strategically important. Epoch and all other Covered Persons would be precluded from participation in searches for advisory assignments for Funds, which would put them at a competitive disadvantage. Further, if the Orders are not issued, highly valued long-term client relationships would be disrupted, and Epoch and all other Covered Persons would be precluded from offering advisory services that represent a valuable part of the total financial services they offer. Prohibiting Epoch from providing Fund Servicing Activities would also negatively impact its ability to offer clients a complete range of financial services. The effects would be particularly significant for Epoch, as investment advisory services to Funds represent approximately 16% of assets under management as of October 31, 2024. As a result, without relief under Section 9(c), Epoch would lose a significant part of its business and potential future business, potentially leading to layoffs.

A number of employees of Epoch are actively involved in the provision of Fund Servicing Activities (not including a large number of employees of Epoch and its affiliates who support these employees who would be adversely affected if Epoch could no longer act as sub-adviser to registered funds). Prohibiting Epoch from serving as sub-adviser of or principal underwriter for Funds would not only affect Epoch’s businesses adversely, but also Epoch’s employees. For these reasons, the imposition of the Section 9(a) disqualification on Epoch would be unduly and disproportionately severe.

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D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Servicing Activities

The Conduct did not involve any of the Applicants’ Fund Servicing Activities. The Pleading Entities do not and will not serve in any of the capacities described in Section 9(a) of the Act. The Conduct did not involve any Fund, or the assets of any Fund, with respect to which Epoch provides Fund Servicing Activities. Therefore, disqualifying Epoch from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Epoch was not involved in the Conduct.

E.	Applicants’ Personnel

Applicants represent that (1) none of Epoch’s current or former directors, officers or employees had any involvement in the Conduct; (2) no current or former employee of the Pleading Entities or any Covered Person who previously has been or who subsequently may be identified by the Pleading Entities or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Covered Person; (3) the identified employees have had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (4) because the personnel of Epoch did not engage in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser.

Each of the five employees identified in the Statement of Facts as having willfully opened or maintained accounts for a money laundering network has been terminated and is no longer employed by any affiliate of the Pleading Entities.

Applicants believe the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

F.	Remedial Actions

TD Bank is committed to maintaining satisfactory compliance programs, policies, procedures, codes of conduct, systems, and internal controls as they relate to the BSA, AML laws and regulations, and money laundering laws (the “Compliance Programs”), including an effective transaction monitoring system, and to providing sufficient funding to support these goals. The Pleading Entities have engaged and will continue to engage in significant remedial measures, which are not yet complete or fully tested, including: (i) implementing new transaction monitoring scenarios; (ii) enhancing policies and procedures related to the identification of parties involved in conducting transactions, the collection of such conductors’ identifying information, and reporting of the conductors in currency transaction reports; (iii) terminating, separating, and/or sanctioning certain employees involved in the Conduct; and (iv) improving the overall AML compliance function and increasing their investments in the program, including by hiring competent and experienced AML compliance employees and executives and making significant investments in technology and AML systems.

The AML program deficiencies underlying the Plea Agreements did not pertain to Epoch’s business or the provision of services to any Funds. In the event that the remedial measures required by the Plea Agreements or the FRB, OCC or FinCEN orders result in improvements relating to AML and compliance processes that may be relevant to Epoch’s business, Epoch will implement such improvements as appropriate.

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“Tone from the Top”

TD Bank recognizes that effective AML compliance begins by setting the “tone from the top” and continues to take steps to ensure that employees are hearing about compliance expectations from the firm’s executive management. Executive Mandates for all executive positions state that senior leaders must “[c]onduct all activities and operations in compliance with internal and external governance, legal and regulatory requirements, and TD’s Code of Conduct and Ethics,” and “[s]et the ‘tone at the top’ in support of a strong risk culture across the business/function.” TD Bank’s Code of Conduct and Ethics includes messaging from TD Bank leadership that speaks to the importance it places on compliance and ethical conduct, and the TD Bank’s Enterprise-Wide Anti-Money Laundering, Anti-Terrorist Financing, and Sanctions Awareness training includes messaging from senior TD Bank leadership on the importance of employees’ AML responsibilities.

Trainings on AML compliance are designed to help employees understand (i) the money laundering, terrorist financing, and sanctions risks applicable to their roles, and the measures in place to identify and address those risks; (ii) their BSA and AML obligations under applicable legislation, and internal policies, standards, procedures, and processes to support compliance with those obligations; and (iii) the consequences of non-compliance with BSA and AML obligations. All employees and contractors of TD Bank and its subsidiaries are required to take AML Awareness training on an annual basis, which is updated each year. Additional role-specific, specialized AML trainings are delivered to various groups, such as AML teams and store employees.

AML Compliance Resources

To back up this “tone from the top,” TD Bank has been investing in its AML program to provide sufficient resources, both human and monetary, to enable an effective program. For fiscal year 2024, TD Bank has spent about $350 million on AML program remediation and related governance and control type activities, and as of August 31, 2024, the U.S. AML program had a headcount of 760 (including employees and contractors). TD’s AML program spending and U.S. AML program headcount have increased significantly from past years.

Remedial Actions Required by the Plea Agreements

In addition to these actions TD Bank has taken and is taking, the Plea Agreements require certain remediation to be undertaken. In particular, the Plea Agreements require the Pleading Entities to (i) ensure that members of senior management provide strong, explicit, and visible support for and commitment to compliance with the Compliance Programs; (ii) develop, promulgate, implement, and maintain clearly articulated and visible corporate policies, procedures, codes of conduct, systems, and internal controls designed to reduce the prospect of violations of the BSA and AML laws; (iii) institute and enhance their transaction monitoring program; (iv) institute and enhance appropriate, risk-based customer identification, due diligence and compliance procedures pertaining to the acceptance, retention, and oversight of all accountholders; (v) assign responsibility to one or more members of senior management at the Pleading Entities for the implementation and oversight of the Pleading Entities’ Compliance Programs; (vi) implement and maintain insider risk controls designed to prevent and deter

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circumvention of the Compliance Programs and violations of law through the Pleading Entities by employees at all levels of the Pleading Entities; (vii) implement and enhance mechanisms to effectively communicate the Compliance Programs and all related ethics and compliance policies to directors, officers, employees, and, where necessary and appropriate, agents and business partners; (viii) implement and maintain a system for internal and, where possible, confidential reporting by directors, officers, employees and applicable agents, and business partners of alleged violations of the Compliance Programs, the BSA, and laws prohibiting money laundering and other forms of illicit finance; (ix) implement and enhance mechanisms designed to effectively enforce the Compliance Programs and all related ethics and compliance policies; (x) ensure that the Pleading Entities’ compensation and bonus systems are designed to incentivize adherence to the Pleading Entities’ Compliance Programs and any related ethics and compliance policies designed to prevent violations of the BSA and laws prohibiting money laundering and other forms of illicit finance; and (xi) conduct periodic reviews and testing of the Compliance Programs designed to evaluate and improve their effectiveness in complying with the BSA and in preventing and detecting violations of laws prohibiting money laundering and other forms of illicit finance.

Independent Monitor

The Pleading Entities also agreed as part of the Plea Agreements to retain an independent compliance monitor (the “Monitor”) for a period of three years to oversee the Pleading Entities’ compliance remediation and enhancement. The Monitor’s primary responsibility is to assess and monitor the Pleading Entities’ compliance with the terms of the Plea Agreements, including the adequacy of the Pleading Entities’ BSA/AML compliance programs and other existing compliance programs, policies, procedures, codes of conduct, systems, and internal controls to specifically remediate the deficiencies that resulted in the misconduct and address and reduce the risk of any recurrence of such misconduct. The Monitor will conduct three reviews and issue three written reports setting forth its assessment and making recommendations to improve the effectiveness of the Pleading Entities’ Compliance Programs. Following the third review, the Monitor will certify in a final review and report whether the Pleading Entities’ Compliance Programs are reasonably designed and implemented to prevent and detect violations of the BSA, laws prohibiting money laundering, and laws prohibiting other forms of illicit finance. The reports will be provided to the Pleading Entities, MLARS, and the USAO-DNJ.

G.	Actions Taken With Respect to the Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of the investors, Applicants have, with respect to each of the Funds for which Epoch is a sub-adviser, disclosed and discussed the circumstances that led to the Plea Agreements, as well as any effects on the Funds, with the Fund’s primary investment adviser, and Applicants also have offered to reimburse the Funds for all reasonable out of pocket expenses that the Funds have incurred as a result of the impact of the Plea Agreements on Epoch. Applicants will also provide this Application to the primary investment adviser of each of the Funds. Applicants understand that each primary investment adviser has provided the Boards with all information concerning the Plea Agreements and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws. Epoch has also provided each primary investment adviser with a copy of the Judgment as entered by the District Court.

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The sub-advisory fees that would otherwise be payable to Epoch by the primary investment advisers to the respective Funds for the period from October 10, 2024 through the date upon which the Commission grants the Temporary Order have been and will continue to be retained by the primary investment advisers in escrow arrangements. Amounts placed in the escrow arrangements will be released after the Commission has acted on the application for Permanent Order.

H.	Applicants’ Prior Section 9(c) Orders

Certain of the Applicants, as well as certain of their affiliates, have previously applied for the following exemptive orders under Section 9(c) of the Act. Importantly, however, none of the conduct underlying the previous Section 9(c) orders granted to the Applicants involved the provision of Fund Servicing Activities.

Margin Requirements

On September 12, 1989, the U.S. District Court for the Southern District of New York entered a Final Judgment of Permanent Injunction and Other Equitable Relief against TD Bank in a matter brought by the Commission (“Margin Requirements Injunction”). The Commission alleged that, in connection with certain so-called “free riding” transactions by certain securities clearance customers, TD Bank violated the margin lending requirements of Regulation U promulgated by the Board of Governors of the Federal Reserve Board, under section 7(d) of the Securities Exchange Act of 1934. In consenting to the Margin Requirements Injunction, TD Bank undertook, among other things, to implement and maintain certain policies, procedures and training programs designed to detect and prevent future violations of the margin regulations. Under the terms of the Margin Requirements Injunction, TD Bank also hired an independent outside consultant to conduct an audit of TD Bank’s compliance policies and procedures and to report its findings to the Commission.

The Commission, pursuant to Section 9(c), exempted TD Bank and the other applicants from the provisions of Section 9(a) of the Act, with respect only to the Margin Requirements Injunction.18

[18]	In the Matter of the Toronto Dominion bank., et al., Investment Company Act Release Nos. IC-24486 (June 7, 2000) (notice and temporary order) and IC-26787 (July 11, 2000) (permanent order).

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I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.

Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.

None of the Applicants or any of the other Covered Persons will employ the former employees of an affiliate of the Pleading Entity or any other person who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.

Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition four, such later date or dates as are contemplated by the Plea Agreements, the FRB Order, the FinCEN Order, the OCC Order or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.

Each Applicant and Covered Person will comply in all material respects with the material terms and conditions of the Plea Agreements and with the material terms of the FRB Order, the FinCEN Order, the OCC Order and any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5.

Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.

6.

As a condition of the Temporary Order, the primary investment advisers will hold in an escrow arrangement amounts equal to all sub-advisory fees payable by the primary investment advisers to the Funds to Epoch for the period from October 10, 2024 through the date upon which the Commission grants the Temporary Order. Amounts placed in the escrow arrangement will be released from the escrow arrangement after the Commission has acted on the application for Permanent Order.

J.	Conclusion

In conclusion, for the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

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V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Jane Langford

The Toronto-Dominion Bank

TD Tower

66 Wellington Street West

Toronto, ON M5K 1A2 Canada

jane.langford@td.com

with copies to:

Frederick Wertheim

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

wertheimf@sullcrom.com

Dalia Blass

Sullivan & Cromwell LLP

1700 New York Avenue, N.W., Suite 700

Washington, D.C. 20006

blassd@sullcrom.com

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-4 to this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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SIGNATURES

The Applicant named below has caused this Application to be duly signed on its behalf on December 20, 2024. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

THE TORONTO-DOMINION BANK

By:	/s/ Jane Langford
Name:	Jane Langford
Title:	Executive Vice President and General Counsel

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The Applicant named below has caused this Application to be duly signed on its behalf on December 20, 2024. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

TD BANK US HOLDING COMPANY

By:	/s/ Cynthia Adams
Name:	Cynthia Adams
Title:	Head of U.S. Legal

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The Applicant named below has caused this Application to be duly signed on its behalf on December 20, 2024. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

TD BANK, N.A.

By:	/s/ Cynthia Adams
Name:	Cynthia Adams
Title:	General Counsel

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The Applicant named below has caused this Application to be duly signed on its behalf on December 20, 2024. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his knowledge, information and belief.

EPOCH INVESTMENT PARTNERS, INC.

By:	/s/ Cynthia Adams
Name:	Cynthia Adams
Title:	Head of U.S. Legal

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EXHIBIT A-1

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, The Toronto-Dominion Bank hereby states that pursuant to her position as Executive Vice President and General Counsel, the undersigned, Jane Langford, is authorized to file this Application in its name and on its behalf.

THE TORONTO-DOMINION BANK

By:	/s/ Jane Langford
Name:	Jane Langford
Title:	Executive Vice President and General Counsel

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EXHIBIT A-2

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, TD Bank US Holding Company hereby states that pursuant to her position as Head of U.S. Legal, the undersigned, Cynthia Adams, is authorized to file this Application in its name and on its behalf.

TD BANK US HOLDING COMPANY

By:	/s/ Cynthia Adams
Name:	Cynthia Adams
Title:	Head of U.S. Legal

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EXHIBIT A-3

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, TD Bank, N.A. hereby states that pursuant to her position as General Counsel, the undersigned, Cynthia Adams, is authorized to file this Application in its name and on its behalf.

TD BANK, N.A.

By:	/s/ Cynthia Adams
Name:	Cynthia Adams
Title:	General Counsel

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EXHIBIT A-4

Pursuant to Rule 0-2(c)(1) under the Investment Company Act of 1940, Epoch Investment Partners, Inc. hereby states that pursuant to her position as Head of U.S. Legal, the undersigned, Cynthia Adams, is authorized to file this Application in its name and on its behalf.

EPOCH INVESTMENT PARTNERS, INC.

By:	/s/ Cynthia Adams
Name:	Cynthia Adams
Title:	Head of U.S. Legal

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Appendix A19

FUNDS FOR WHICH EPOCH ACTS AS SUB-ADVISER

John Hancock Funds III

John Hancock Global Shareholder Yield Fund

Transamerica Funds

Transamerica International Focus20

Transamerica Series Trust

Transamerica International Focus VP20

New York Life Investments Funds Trust

NYLI Epoch Global Equity Yield Fund

NYLI Epoch US Equity Yield Fund

NYLI Capital Growth Fund

NYLI Epoch International Choice Fund

NYLI Income Builder Fund

New York Life Investments VP Funds Trust

NYLI VP Epoch US Equity Yield Portfolio

NYLI VP Income Builder Portfolio

[19]	As of October 10, 2024.
[20]	As of October 25, 2024, Epoch no longer serves as sub-adviser to Transamerica International Focus and Transamerica International Focus VP.

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